SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

Material Fact

COMPANHIA SIDERÚRGICA NACIONAL ("Company" or "CSN"), in addition to the Material Facts disclosed on February 20th and July 12th, 2019, informs its shareholders and the market in general that its subsidiary, CSN Mineração SA ( "CSN Mineração") signed on this date a new long-term iron ore supply contract with the Swiss trading company Glencore International AG ("Glencore").

The transaction involves an initial prepayment to CSN Mineração of US$115,000,000.00, related to the supply of iron ore of approximately 4 million tons for up to 5 years. This new contract has mechanisms that give it flexibility so that the amount of the prepayment is increased if it is in the interest of the parties, and also reflects CSN's better credit profile by incorporating better conditions in relation to previous contracts, in particular a grace period for amortization. The disbursement will occur when certain conditions precedent are met, which are customary for this type of transaction.

The announcement is an additional step by the Company towards a healthy and sustainable capital structure, as part of its deleveraging plan previously disclosed to the market.

São Paulo, July 16th 2020.

COMPANHIA SIDERURGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 16, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.